

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 13, 2009

<u>Via U.S. mail and facsimile</u>

Mr. James M. Rutledge
Executive Vice President and Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, MA 02061-9149

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended June 30, 2009**
> **Definitive Proxy Statement on Form 14A filed April 7, 2009**
> **File No. 001-34223**

Dear Mr. Rutledge:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant